Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File No. 0-23253

ITC^DeltaCom Employee Presentation

Today’s Announcement

Intent to merge ITC^DeltaCom, FDN Communications and Network Telephone – Solidifies our position as largest CLEC in the Southeast

Enhanced facilities-based platform – Increases our ability to serve customers on-net

Improved operating efficiencies – Delivers exceptional opportunity for enhanced service offerings

Expanded footprint – Expands operating presence to more than 45 markets across the Southeast

Today’s Announcement

Strengthened financial position – Significantly improves our ability to operate, expand and compete

Network strength – Creates exceptional network assets

Capitalizing on existing expertise – Combines leadership from all three entities on both the management team and the Board of Directors

Expect to close in 90-150 days – Projected to close late fourth quarter 2004 or early first quarter 2005

ITC^DeltaCom, Inc.*

Mission: to be the premier provider of integrated telecommunications & technology solutions to customers in the southeastern United States.

Quick Facts:

Headquarters: West Point, GA

NASDAQ/NM: ITCD

2,300 Employees

14,500 Miles of Fiber

Approx. $600MM Revenues

40 Markets in Southeast

258 Colocations

378,000 Retail Voice Lines

50,000 Business Customers

*all data as of 6/30/2004

FDN Communications, Inc.*

Mission: to provide an unparalleled level of value through the efficient delivery of a unique portfolio of communication services to the business community.

Quick Facts:

Headquarters: Maitland, FL

Privately Held

600 Employees

Approx. $140MM Revenues

7 Markets in FL & GA

180 Colocations

182,000 Retail Voice Lines

55,000 Business Customers

*all data as of 6/30/2004

Network Telephone Corp.*

Mission: to be the leading provider of business telephone and Internet services; to consistently deliver superior service and value; to continually set new standards for the industry; and to provide unparalleled commitment to our customers, shareholders, employees and the communities in which we do business.

Quick Facts:

Headquarters: Pensacola, FL

Privately Held

500 Employees

Approx. $65MM Revenues

27 Markets in Southeast

154 Colocations

75,000 Retail Voice Lines

17,000 Business Customers

*all data as of 6/30/2004

THE NEW ITC^DeltaCom, Inc.*

Mission: *to be the premier provider of integrated telecommunications & technology solutions to customers in the southeastern United States.*

- **Quick Facts:**
  - Headquarters: West Point, GA
  - NASDAQ/NM: ITCD
  - +3,000 Employees
  - 14,500 Miles of Fiber
  - Approx. $800MM Revenues
  - 45 Markets in Southeast
  - 450+ Colocations
  - 635,000 Retail Voice Lines
  - +120,000 Business Customers


Louisville
KY
Nashville
Knoxville
Winston-Salem
Greensboro
Raleigh
Greenville
NC
TN
Chattanooga
Greenville
Charlotte
Fayetteville
Wilmington
Memphis
Huntsville
Marietta
Columbia
SC
Florence
Tupelo
Birmingham
Norcross
Atlanta
Augusta
Charleston
MS
Anniston
Macon
AL
Columbus
Savannah
Shreveport
Jackson
GA
Hattiesburg
Montgomery
Albany
LA
Mobile
Dothan
Jacksonville
Baton Rouge
Gulfport
Pensacola
Tallahassee
Biloxi
New Orleans
Lafayette
Ocala
Daytona
Maitland
Tampa
Orlando
FL
West Palm Beach
Fort Lauderdale
Miami

**all data as of 6/30/2004*

ITC DELTACOM® FDN COMMUNICATIONS NETWORK TELEPHONE VOICE · DATA · VIDEO

The New ITC^DeltaCom, Inc.

Highest level of customer service & support

Broader portfolio of facilities-based offerings

Exceptional network strength

Systems optimization

Enhanced competitive position and growth opportunities

Strengthened financial profile

Best team of people in the industry – YOU!

All of these items are critical components to providing employees with long-term career paths and opportunities for growth.

New Leadership Team

Larry Williams Chairman & CEO

Mike Gallagher President Business Services

Drew Walker President Strategic Services

Leo Cyr COO

John Williams VP-HR

Doug Shumate CFO

Ken Meister EVP-Corp Development

Tom Mullis General Counsel

Timeline

Today: Signed Definitive Merger Agreement

60-90 Days: Integration Planning

90-150 Days: Transaction Closings

6-12 Months: System/Network Integration

Throughout the closing process, the companies will continue to operate separately in a “business as usual” manner.

Questions

Check the intranet site regularly

Email your questions to mergerquestions@itcdeltacom.com

Questions will be answered personally and posted to the intranet as appropriate

Consult with your supervisor or HR manager

Rest assured, we will continue to update you as additional details are finalized.

Closing Thoughts

Continue to perform your current role – “business as usual” environment.

Companies will continue to operate separately throughout the closing period.

Put extra focus on caring for our customers.

If we don’t, our competitors will.

Be patient and flexible as we work through the integration planning.

Your management team will be involved in finalizing the details.

Engage in the communication plan.

Ask questions and watch the intranet.

Take pride in your accomplishments.

Because of your dedication and focus, we are well positioned to move forward as the region’s largest integrated communications provider.

ADDITIONAL INFORMATION ABOUT THE TRANSACTIONS

ITC^DeltaCom will file with the SEC registration statements on Form S-4, which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each proposed transaction, as well as other relevant documents concerning the proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about directors and executive officers of ITC^DeltaCom and their ownership of ITC^DeltaCom common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.